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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Gilat Salellite Networks, Ltd
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    M51474100
                      ------------------------------------
                                 (CUSIP Number)


                                  June 18, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_| Rule 13d-1(b)

        |X| Rule 13d-1(c)

        |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 10 Pages

--------------------
CUSIP NO. M51474100
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Post Advisory Group, LLC
     (formerly known as MW Post Advisory Group, LLC)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (A) |_|
     (B) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
 NUMBER OF
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH    7.   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------

               8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IA
--------------------------------------------------------------------------------

                                                              Page 3 of 10 Pages

--------------------
CUSIP NO. M51474100
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Post Advisory Group, Inc.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (A) |_|
     (B) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
 NUMBER OF
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH    7.   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------

               8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO, HC
--------------------------------------------------------------------------------

                                                              Page 4 of 10 Pages

--------------------
CUSIP NO. M51474100
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Lawrence A. Post

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (A) |_|
     (B) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     US citizen

--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
 NUMBER OF
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH    7.   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------

               8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN, HC
--------------------------------------------------------------------------------

                                                              Page 5 of 10 pages


Item 1.

            (a)   Name of Issuer

                  Gilat Satellite Networks, Ltd.

            (b)   Address of Issuer's Principal Executive Office

                  c/o Gilat Satellite Networks, Ltd.
                  1651 Old Meadow Road
                  McLean, VA 22102

Item 2.

            (a)   Name of Person Filing

                  This statement is being filed by (i) Post Advisory Group, LLC, a Delaware limited liability company and registered investment adviser ("Adviser"), (ii) Post Advisory Group, Inc., a California corporation ("Corporate Member") and (iii) Lawrence
                  A. Post ("Shareholder") (collectively, the "Reporting Persons"). Corporate Member controls Adviser by virtue of its ownership position of Adviser. Shareholder controls Adviser by virtue of Shareholder's ownership position of Corporate Member. Shareholder is the President of Adviser.

                  Adviser's beneficial ownership of the Common Stock is direct as a result of Adviser's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate Member's beneficial ownership of Common Stock is indirect as a result of its control of Adviser. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate Member. The beneficial ownership of the Corporate Member and Shareholder is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by Corporate Member and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by Adviser and the relationship of Corporate Member and Shareholder to Adviser referred to above.

                  Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

            (b)   Address of Principal Business Office or, if none, Residence

                  For each Reporting Person:
                  11755 Wilshire Boulevard, Suite 1400
                  Los Angeles, California 90025

            (c)   Citizenship

                  Adviser is a Delaware limited liability company
                  Corporate Member is a California corporation
                  Shareholder is an United States citizen

                                                              Page 6 of 10 pages


            (d)   Title of Class of Securities

                  Common

            (e)   CUSIP Number

                  M51474100

Item 3 If this statement is filed pursuant to Section Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


            (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c)

            (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) |X| An investment adviser in accordance with Section 240.13D-1(b)(1)(ii)(E);

            (f) |_| An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) |_| A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(iii)(G);

            (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(114) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) |_|  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).



Item 4.     Ownership

            Common Stock:


            (a)      Amount Beneficially Owned:                                          0
                                                                                         -
            (b)      Percent of Class:                                                   0%
                                                                                         --
            (c)      Number of shares as to which the joint filers have:
                     (i) sole power to vote or to direct the vote:                       0
                                                                                         -
                     (ii) shared power to vote of to direct the vote:                    0
                                                                                         -
                     (iii) sole power to dispose or to direct the disposition of:        0
                                                                                         -
                     (iv) shared power to dispose of or to direct the disposition of:    0
                                                                                         -

                                                              Page 7 of 10 pages


Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Corporate Member and Shareholder are the equivalent of parent holding companies for purposes of the Schedule 13G. Adviser is the equivalent of Corporate Member's direct subsidiary and Shareholder's indirect subsidiary, and Adviser acquired the security being reported on by Corporate Member and Shareholder. Adviser is a registered investment adviser. See Exhibit B.

Item 8      Identification and Classification of Members of the Group

            Not applicable.

Item 9      Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            (a) The following certification shall be included if the statement is filed pursuant to 240.13d-l (c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 17, 2003

                            POST ADVISORY GROUP, LLC


                            By:     /s/ Robert Shustak
                                ----------------------
                                Robert Shustak
                                President

                            POST ADVISORY GROUP, INC.


                            By:     /s/ Lawrence A. Post
                                -------------------------
                                Lawrence A. Post
                                President

                            LAWRENCE A. POST

                            /s/ Lawrence A. Post
                            --------------------

                                                              Page 9 of 10 pages


                                    EXHIBIT A
                                    ---------


            Identification and Classification of Members of the Group
            ---------------------------------------------------------

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                    Name                                     Classification
                    ----                                     --------------

               Not applicable.                              Not applicable.

                                    EXHIBIT B
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  November 17, 2003

                            POST ADVISORY GROUP, LLC


                            By:     /s/ Robert Shustak
                                ----------------------
                                Robert Shustak
                                President

                            POST ADVISORY GROUP, INC.


                            By:     /s/ Lawrence A. Post
                                -------------------------
                                Lawrence A. Post
                                President

                            LAWRENCE A. POST

                            /s/ Lawrence A. Post
                            --------------------